UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
**Tel** (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
**Cable** TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN/2002/UOB-A02/lh

25 February, 2002

02015862

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W. File No. 82-2947
Washington, DC 20549
USA

SUPPL

**MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARIES**

Dear Sir

We enclose a copy of our Announcement of today's date in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encl.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

dlw 3/14

大華銀行集團

# NEWS RELEASE

# MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARIES

United Overseas Bank Limited ("UOB") wishes to announce that the following wholly-owned subsidiary companies of UOB have commenced member's voluntary liquidation:-

OUB Investments Pte Ltd;
OUL Sdn Bhd;
Overseas Union Management Services Sdn Bhd;
Overseas Union Developments Sdn Bhd, and
Overseas Union Holdings Sdn Bhd.

Except for OUB Investments Pte Ltd, which is incorporated in Singapore, the rest are Malaysian subsidiaries.

Mrs Vivien Chan
Company Secretary
25 February, 2002